June 24, 2011

VIA EDGAR
Mr. Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Azteca Acquisition Corporation
Registration Statement on Form S-1
Filed March 22, 2011
File No. 333-173687

Dear Mr. Dobbie:

Azteca Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 23, 2011 regarding Amendment No. 2 to our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on June 10, 2011. A marked version of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is enclosed herewith reflecting all changes to the Registration Statement.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Proposed Business, page 75

Amended and Restated Certificate of Incorporation, page 92

1.
In the first bullet point in this section you state that stockholders may seek to “convert” their shares if you seek stockholder approval of the initial business combination or “sell” their shares to you if you do not seek stockholder approval. Section 9.2 of your amended and restated certificate of incorporation refers to redemption rather than conversion or sale. Please explain the inconsistent use of terms or revise to clarify.

The Company has revised the Registration Statement to be consistent with the amended and restated certificate of incorporation and to state that stockholders may seek to “redeem” their shares if the Company seeks stockholder approval of the initial business combination or “tender” their shares to the Company if the Company does not seek stockholder approval.

Exhibit 5.1

2.	We note the reference to an “ordinary share” in the first paragraph and “Common Stock” elsewhere in the opinion. Please reconcile the inconsistency.

In accordance with the Staff’s comments, the opinion has been revised to reconcile the inconsistency.

3.
We note in the last sentence of the first paragraph and the first, second, and third sentences of the second-to-last paragraph that you limit the opinion to the laws of the State of New York. Please revise to also base your opinion on Delaware law.

In accordance with the Staff’s comments, the opinion has been revised to include Delaware corporate law in addition to laws of the State of New York. Please see below the proposed revisions to the opinion.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

AZTECA ACQUISITION CORP.

By:	/s/ Gabriel Brener
Gabriel Brener
Chairman, Chief Executive
Officer and President

cc: Ellenoff Grossman & Schole LLP

ELLENOFF GROSSMAN & SCHOLE LLP
150 EAST 42ND STREET
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300    FACSIMILE: (212) 370-7889
www.egsllp.com

_____, 2011

Azteca Acquisition Corporation
c/o Azteca Acquisition Holdings, LLC
421 N. Beverly Drive
Beverly Hills, CA 90210

Re: Registration Statement of Azteca Acquisition Corporation

Ladies and Gentlemen:

We have acted as United States counsel to Azteca Acquisition Corporation, a Delaware corporation (the “Company”) in connection with the registration by the Company with the United States Securities and Exchange Commission of 11,500,000 units of the Company, including the underwriters’ over-allotment option (collectively the “Units”), with each Unit consisting of one ordinary share of the Company and one warrant of the Company to purchase an ordinary share (the “Warrant”), pursuant to a Registration Statement on Form S-1 initially filed by the Company with the Commission on April 22, 2011 (File No. 333-173687) (as amended, the “Registration Statement”).   ~~This opinion is being given in accordance with the Legal Matters section of the Registration Statement, as it pertains to the portions of New York law set forth below.~~

We have examined such documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company.

Based upon the foregoing, we are of the opinion that:

1. Units. When the Registration Statement becomes effective under the Securities Act of 1933, as amended (the “Act”) and when the offering is completed as contemplated by the Registration Statement, such Units will be validly issued, fully paid and non-assessable.

2.  Common Stock. When the Registration Statement becomes effective under the Act and when the offering is completed as contemplated by the Registration Statement, the shares of Common Stock will be validly issued, fully paid and non-assessable.

3. Warrants. When the Registration Statement becomes effective under the Act, when the terms of the warrant agreement under which the Warrants are to be issued (the “Warrant Agreement”) are duly established and the Warrant Agreement is duly executed and delivered, when the terms of the Warrants underlying the Units and of their issuance and sale are duly established in conformity with the Warrant Agreement and when such Warrants are duly executed and authenticated in accordance with the Warrant Agreement and issued, delivered and paid for as part of the Units, as contemplated by the Registration Statement, such Warrants will be duly issued, fully paid and non-assessable and will be legally binding obligations of the Company in accordance with their terms except: (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law); (b) as enforceability of any indemnification or contribution provision may be limited under the Federal and state securities laws, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

~~Notwithstanding anything in this letter which might be construed to the contrary, our opinion expressed herein is limited to the laws of the State of New York.  We express no opinion with respect to the applicability to, or the effect on, the subject transaction of the laws of any other jurisdiction or as to any matters of municipal law or the laws of any local agencies within any state other than the State of New York.  The~~We are opining solely on all applicable statutory provisions of Delaware corporate law, including the rules and regulations underlying those provisions, all applicable provisions of the Delaware Constitution, all applicable judicial and regulatory determinations in connection therewith and, as to the Warrants constituting legally binding obligations of the Company, solely with respect to the laws of the State of New York. Our opinion ~~expressed herein~~ is based ~~upon the law of the State of New York~~on these laws as in effect on the date hereof ~~and as of the effective date of the Registration Statement, and we assume no obligation to revise or supplement this opinion after the effective date of the Registration Statement should such law be changed by legislative action, judicial decision, or otherwise.  Except as expressly set forth in our opinion above: (i) we~~. We express no opinion as to whether the laws of any ~~other~~ jurisdiction are applicable to the subject matter hereof~~, and (ii) we express no~~. We are not rendering any opinion as to compliance with any ~~other~~ federal or state law, rule or regulation relating to securities, or to the sale or issuance thereof.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel and to all references made to us in the Registration Statement and in the Prospectus forming a part thereof.  In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP
Ellenoff Grossman & Schole LLP